
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 5, 2024

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S. Tucson Way
Suite 130
Centennial, CO 80112

> **Re: Nuburu, Inc.**
> **Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Response Dated November 25, 2024**
> **File No. 001-39489**

Dear Brian Knaley:

We have reviewed your November 25, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2024 letter.

Amendment No. 4 to Form 10-K for Fiscal Year Ended December 31, 2023

Explanatory Note, page i

1. We have read your response to prior comment 1. Please confirm that in future filings you will include a brief explanation of why application of your recovery policy resulted in no recovery pursuant to Item 402(w)(2) of Regulation S-K.

Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing